FRM 101-21
                                                                       EXHIBIT C


                           PRE-PURCHASE APPROVAL FORM
               PURCHASE OF SECURITIES UNDERWRITTEN BY AN AFFILIATE
            TO BE USED FOR COMPLIANCE WITH RULE 10F-3 AND/OR RULE 23B

NOTE: Refer to page 3 of the policy if the investment unit will purchase more than 5% of the overall principal of this issue.

1. Account/Fund Name: DREYFUS PREMIER MANAGED INCOME FUND/DREYFUS PREMIER LIMITED TERM INCOME FUND

2.   Anticipated Purchase Date: 09/27/04

3.   Total Net Assets of Account/Fund: $53.3MM/$54.9MM

4.   Type and Description of Security to be Purchased: RPM INTERNATIONAL, INC.

5.   Credit Rating of Security (Rating/Rating Agency): BAA3/BBB

6.   Name of Underwriting Syndicate Dealer Effecting Transaction: GOLDMAN SACHS

7.   Name of Affiliated Underwriter in Underwriting Syndicate: MELLON

8.   Issue Size: 200MM

9.   CUSIP: 749685AN3

10.  Amount Purchased by Account/Fund: $125,00/$140,000

11.  Percentage of Principal Amount of Offering Purchased by Account/Fund:
     0.0626%/0.07%

12.  Amount Purchased as a Percentage of Account/Fund Assets: 0.025%/0.026%

13.  Purchase Price of Securities (if at par, so state): $99.855

14.  Commission/Spread Received by Principal Underwriters: 0.13 OF 1%

15.  BEY: 4.482

16.  Benchmark: 3.282

REPRESENTATIONS (Must Be Confirmed Or Trade Can Not Be Made)

This transaction complies with all applicable provisions of the Policy For Fiduciary Account Purchases Of Securities Underwritten By An Affiliate.

This purchase will not be designated as a "group sale" or otherwise allocated to the affiliated underwriter's account and the purchase of these securities will not benefit a direct or indirect affiliated entity of Mellon.

The decision to enter into this transaction is based solely on the best interests of the account/fund and not upon the interests of any Mellon affiliate or any other party, including, without limitation, another party to the transaction.

This purchase is made per a firm commitment.

I have inquired about any commission, spread or profit received or to be received by any Mellon affiliate in connection with this transaction, and, based upon the answers to my inquiries and my knowledge of relevant markets, I believe such commission, spread or profit to be reasonable and fair compared to the commissions, spreads or profit received by similarly situated persons in connection with comparable transactions between unaffiliated parties.

If these securities are part of an issue registered under the Securities Act of 1933, as amended, that will be offered to the public, or will be purchased pursuant to an eligible foreign or Rule 144 offering, the issuer of the securities will be in continuous operation for not less than three years, including the operations of any predecessors.

The securities will be purchased prior to the end of the first day on which any sales are made, at a price that will not be more than the price paid by each other purchaser of the securities in that offering or any concurrent offering of the securities. If the securities are offered for subscription upon exercise of rights, the securities will be purchased on or before the fourth day preceding the day on which the rights offering terminated.

  /s/ Christopher M. Pellegrino  03/22/05  /s/ Kristie A. Kraeuter   03/22/05
  -----------------------------  --------  -----------------------   ---------
   Portfolio Manager               Date/Time  CIO/Designate        Date/Time


CC:  REGINA D. STOVER, RISK MANAGEMENT (151-0960)
     MICHAEL ROSENBERG FOR DREYFUS FUNDS ONLY